YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

November 18, 2010

VIA EDGAR

Jenifer Gallagher

United States Securities and Exchange Commission

Division of Corporation Finance

Tel (202) 551-3706

Fax (703) 813-6982

Re:	Yanzhou Coal Mining Company Limited

20-F for the fiscal year ended December 31, 2009

Dear Ms. Gallagher:

We refer to the Commission’s comments on our Form 20-F for the fiscal year ended December 31, 2009, received on September 1, 2010. We are in the process of preparing our response to the Commission’s comment and hereby respectfully submit to the Commission our request for an extension on the submission date to November 24, 2010.

Yours truly,

/s/ Wu Yuxiang
WU Yuxiang
Chief Financial Officer